UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

NeuroMetrix, Inc. (NURO)
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

641255880
(CUSIP Number)

Ryan Siegal, 420 E 51st Street, Unit 8d, New York, New York 10022 215-939-0313
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. __641255880_____

1. Names of Reporting Persons:
IRS Identification Nos. of above persons (entities only)

RS Fund LP, EIN: 87-2057441
2. Check the Appropriate Box If a Member of a Group	a. [ ]
b. [ ]

3. SEC Use Only

4. Source of Funds:

Personal Funds (PF)
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power
154,836
8. Shared Voting Power

9. Sole Dispositive Power
154,836
10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person

154,836
12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11

14.4%
14. Type of Reporting Person

IV

Item 1. Security and Issuer

NeuroMetrix, Inc. (NURO) Common Stock, $0.0001 par value per stock; Address: 4b Gill Street Woburn, MA 01801.

Item 2. Identity and Background

(a)	RS Fund LP, a Delaware Limited Partnership

(b)	Address of PPB: 420 E 52st Street, Unit 8d, New York, New York 10022

(c)	Name of Person Filing: Ryan Siegal, Executive Officer of RS Fund LP

(d)	N/A

(e)	N/A

(f)	Delaware Limited Partnership, Executive is a citizen of New York.

Item 3. Source and Amount of Funds or Other Consideration

Personal Funds were used to make the purchase in a portfolio account, but it is not a loan from a bank. The securities were purchased through an open market acquisition.

Item 4. Purpose of Transaction

NeuroMetrix, Inc. publicized a strategic review which led to the purchase by RS Fund LP and there may be an intention to influence. There is a potential for an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries. There is also a potential for any material change in the present capitalization or dividend policy of the issuer.

Item 5. Interest in Securities of the Issuer

(a)	Amount Beneficially Owned: 154,836, 14.4% of the class of securities, beneficially owned by RS Fund LP.

(b)	RS Fund LP Sole Power to vote or to direct the vote: 154,836; RS Fund LP Sole Power to dispose or to direct the disposition of: 154,836; RS Fund LP Percent of Class: 14.4%

(c)	RS Fund LP made the purchase of February 13, 2024; the amount of securities involved were 67,925 shares of Common Stock, for an average price per share of $3.4937, with the transaction occurring through an open market acquisition.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Materials to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 26, 2024	By:	/s/ Ryan Siegal

		Name:	Ryan Siegal

		Title:	Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)